Exhibit (18)

February 17, 2017

Potlatch Corporation

Spokane, Washington

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Potlatch Corporation and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2016 and have reported thereon under date of February 17, 2017. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2016. As stated in Note 1 to the consolidated financial statements, in 2016, the Company changed its method of classifying highly liquid cash equivalents from short-term investments to aggregate them with cash.  Note 1 states that the newly adopted accounting principle is preferable as aggregating cash and cash equivalents will allow the Company’s external financial statement users to more clearly understand the substance of its use of cash equivalents as a cash management tool and the presentation is comparable to industry peer companies. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP